Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168953

SUPPLEMENT DATED NOVEMBER 30, 2010
TO
PROXY STATEMENT/PROSPECTUS DATED NOVEMBER 18, 2010

30 Dunnigan Drive
Suffern, New York 10901

ANNUAL MEETING OF SHAREHOLDERS
To Be Held On December 17, 2010

This supplement is being mailed on or about November 30, 2010, to the shareholders of record of The Dress Barn, Inc. (the “Company,” “we,” “us” or “our”), as of the close of business on October 8, 2010. The following information supplements, and should be read in conjunction with, the proxy statement/prospectus of the Company dated November 18, 2010, which was previously mailed to you on or about November 18, 2010, in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”) for the 2010 Annual Meeting of the Company’s shareholders scheduled to be held on Friday, December 17, 2010, at 2:00 p.m. local time at our corporate offices, 30 Dunnigan Drive, Suffern, New York 10901 (the “Annual Meeting”), at which holders of our common stock will be asked to (1) consider and vote upon a proposal, which we refer to as the “reorganization proposal,” approving the Agreement and Plan of Reorganization, dated as of August 20, 2010, by and among The Dress Barn, Inc., Ascena Retail Group, Inc. and DB Merger Corp., which agreement is included as Annex I to the proxy statement/prospectus, (2) elect as directors the two nominees named in the proxy statement/prospectus to serve on the Board for three-year terms and until their successors are duly elected and qualified, (3) approve the amendment and restatement of the Company’s 2001 Stock Incentive Plan, as amended, which, if approved, will be renamed the 2010 Stock Incentive Plan, (4) ratify the selection by the Audit Committee of the Board of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm for the fiscal year ending July 30, 2011 and (5) transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof. To the extent that information in this supplement differs from, updates or conflicts with information contained in the proxy statement/prospectus, the information contained in this supplement is deemed to supersede the information contained in the proxy statement/prospectus. We urge you to read this supplement carefully and in its entirety, together with the proxy statement/prospectus.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE REORGANIZATION PROPOSAL, FOR THE ELECTION OF THE TWO NOMINEES NAMED IN THE PROXY STATEMENT/PROSPECTUS TO SERVE AS DIRECTORS, FOR THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S 2001 STOCK INCENTIVE PLAN, AS AMENDED, WHICH, IF APPROVED, WILL BE RENAMED THE 2010 STOCK INCENTIVE PLAN, AND FOR THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

In light of the supplemental information contained herein, the Company’s shareholders are being given the opportunity to change their vote if they so desire. Another proxy card is enclosed for your convenience. If you have already voted and you now wish to change your vote in view of the supplemental information contained herein, please sign, date and return the enclosed proxy card promptly, or submit your proxy by telephone or by Internet. You may also change your vote by voting in person at the Annual Meeting, delivering a written notice of revocation dated after the date of your initial proxy to Dress Barn’s Corporate Secretary or delivering another proxy dated after the previous proxy. If your shares are held in “street name” by your bank, brokerage firm or other nominee, and if you have already provided instructions to your nominee but wish to change those instructions, you should provide new instructions following the procedures provided by your nominee. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you specifically so request.

IF YOU DO NOT WISH TO CHANGE YOUR VOTE, YOU DO NOT NEED TO TAKE ANY FURTHER ACTION. Only your latest-dated validly executed proxy will count.

IF YOU HAVE NOT YET VOTED, PLEASE PROMPTLY SUBMIT YOUR PROXY BY TELEPHONE, BY INTERNET OR BY SIGNING AND RETURNING THE ENCLOSED PROXY CARD. YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ALL ITEMS UNDER CONSIDERATION. Proxy cards that are returned unmarked as to how they should be voted will be voted FOR the reorganization proposal, FOR the election of the two nominees named in the proxy statement/prospectus to serve as directors, FOR the approval of the amendment and restatement of the Company’s 2001 Stock Incentive Plan, as amended, which, if approved, will be renamed the 2010 Stock Incentive Plan, and FOR the ratification of the Independent Registered Public Accounting Firm, as unanimously recommended by the Board.

Any written revocation of a proxy should be addressed to The Dress Barn, Inc., Attention: Corporate Secretary, 30 Dunnigan Drive, Suffern, New York 10901. All other communications in connection with the proxy statement/prospectus and any requests for additional copies of this supplement or the proxy statement/prospectus or the proxy card should be addressed to our proxy solicitor at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders call toll-free: (877) 750-5836
Banks and brokers call collect: (212) 750-5833

or us at:

The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901
Telephone: (845) 369-4600
Attn: Investor Relations

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO VOTE BY PROXY TO ENSURE YOUR VOTE IS COUNTED.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This supplement contains various forward-looking statements, including information relating to the reorganization proposal, which are qualified in their entirety by the “Special Note Regarding Forward-Looking Statements” section of the proxy statement/prospectus.

References to sections and subsections herein are references to the corresponding sections and subsections in the proxy statement/prospectus and references to page numbers herein are references to page numbers in the proxy statement/prospectus.

ADDITIONAL DISCLOSURES

The Board has determined to decrease the number of authorized shares of common stock of Ascena from 375,000,000 to 360,000,000. Accordingly, the Company hereby amends and supplements the proxy statement/prospectus in the sections identified below as follows:

QUESTIONS AND ANSWERS
ABOUT THE HOLDING COMPANY REORGANIZATION

The following information hereby amends and replaces in its entirety the question and answer entitled “Why is the authorized capital of Ascena greater than the authorized capital of dressbarn?” on pages 8 and 9 of the proxy statement/prospectus:

Why is the authorized capital of Ascena greater than the authorized capital of dressbarn?

dressbarn’s amended and restated certificate of incorporation currently authorizes the issuance of 165,000,000 shares of common stock and 100,000 shares of preferred stock. Ascena’s second amended and restated certificate of incorporation, which would govern the rights of the Company’s stockholders as a result of the reorganization, currently authorizes the issuance of 360,000,000 shares of common stock and 100,000 shares of preferred stock. Upon completion of the reorganization, the number of shares of Ascena common stock that will be outstanding will be equal to the number of shares of dressbarn common stock outstanding immediately prior to the reorganization. The text of an amendment to Ascena’s second amended and restated certificate of incorporation decreasing the number of authorized shares of common stock of Ascena from 375,000,000 to 360,000,000 is included in this proxy statement/prospectus as Annex V.

The Board believes that the increase to 360,000,000 authorized shares of common stock is desirable so that, as the need may arise, the Company will have the flexibility to issue shares for legitimate business purposes without additional expense or delay in connection with possible future stock dividends or stock splits, equity financings, future opportunities for expanding the Company’s business through investments or acquisitions, management incentive and employee benefit plans and for other general corporate purposes. As an example of such a legitimate business purpose, in November 2009, dressbarn issued an aggregate of approximately 11.7 million shares of common stock in connection with the acquisition of Tween Brands, Inc. If the increase in the number of authorized shares of common stock is not effected, the Company would not have the benefit of this flexibility in the future. As of the date of this proxy statement/prospectus, the Board has not taken any action to issue any of the additional authorized shares for any such purposes. The number of shares authorized for issuance under the Company’s equity compensation plans as of July 31, 2010 is set forth on page 90 of this proxy statement/prospectus. No other shares are presently reserved for any other purpose.

* * *

PROPOSAL ONE

THE REORGANIZATION PROPOSAL

The following information hereby amends and replaces in its entirety the information under the heading “Authorized Capital Stock” on page 20 of the proxy statement/prospectus:

Authorized Capital Stock

dressbarn’s amended and restated certificate of incorporation currently authorizes the issuance of 165,000,000 shares of common stock and 100,000 shares of preferred stock. Ascena’s second amended and restated certificate of incorporation, which would govern the rights of our stockholders after the reorganization, currently authorizes the issuance of 360,000,000 shares of common stock and 100,000 shares of preferred stock. Upon completion of the reorganization, the number of shares of Ascena common stock that will be outstanding will be equal to the number of shares of dressbarn common stock outstanding immediately prior to the reorganization. The text of an amendment to Ascena’s second amended and restated certificate of incorporation decreasing the number of authorized shares of common stock of Ascena from 375,000,000 to 360,000,000 is included in this proxy statement/prospectus as Annex V.

The Board believes that the increase to 360,000,000 authorized shares of common stock is desirable so that, as the need may arise, the Company will have the flexibility to issue shares for legitimate business purposes without additional expense or delay in connection with possible future stock dividends or stock splits, equity financings, future opportunities for expanding the Company’s business through investments or acquisitions, management incentive and employee benefit plans and for other general corporate purposes. As an example of such a legitimate business purpose, in November 2009, dressbarn issued an aggregate of approximately 11.7 million shares of common stock in connection with the acquisition of Tween Brands, Inc. If the increase in the number of authorized shares of common stock is not effected, the Company would not have the benefit of this flexibility in the future. As of the date of this proxy statement/prospectus, the Board has not taken any action to issue any of the additional authorized shares for any such purposes. The number of shares authorized for issuance under the Company’s equity compensation plans as of July 31, 2010 is set forth on page 90 of this proxy statement/prospectus. No other shares are presently reserved for any other purpose.

* * *

The following information is provided in addition to the information disclosed on page 21 of the proxy statement/prospectus:

Consequences of Failure to Approve the Reorganization Proposal

If the reorganization proposal is not approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote at the Annual Meeting, the reorganization would not be completed, the proposed holding company structure would not be implemented and we would continue to operate our business as currently conducted.

If the reorganization proposal is not approved and the reorganization is not completed, we would not realize the anticipated benefits that we believe could be realized if the reorganization were to be completed and the holding company structure implemented, including, among others, (1) possible future strategic and business flexibility of the holding company structure, which we believe would facilitate future expansion of our business by providing a more flexible structure for acquiring other businesses or entering into joint ventures while continuing to keep the operations and risks of our other businesses separate, (2) possible future financing flexibility of the holding company structure, including the use of financing techniques that are more readily available to companies that hold a variety of diversified businesses under one corporate umbrella, (3) the greater predictability, flexibility and responsiveness of Delaware law than we currently have under Connecticut law and (4) the attractiveness of Delaware law to directors and officers and the enhanced ability to attract and retain qualified directors and officers.

In addition, the increase in our authorized shares of common stock would not be effected, and as a result thereof we would not realize the anticipated benefit of the flexibility to issue shares for legitimate business purposes without additional expense or delay, including in connection with possible future stock dividends or stock splits, equity financings, future opportunities for expanding the Company’s business through investments or acquisitions (e.g., our acquisition of Tween Brands, Inc., which was completed in November 2009), management incentive and employee benefit plans and for other general corporate purposes.

In addition, we have incurred substantial direct and indirect costs and expenses relating to the reorganization to date which would not be recouped, including attorneys’ fees, accountants’ fees, filing fees, financial printing expenses and the time and attention our management and employees have dedicated to planning related to the proposed reorganization.

* * *

The following information hereby amends and replaces in its entirety the information in the first paragraph under the heading “Description of Ascena Capital Stock—General” on page 21 of the proxy statement/prospectus:

Upon the completion of the reorganization, the authorized capital of Ascena will be 360,100,000 shares, consisting of 100,000 shares of preferred stock, par value $0.01 per share, and 360,000,000 shares of common stock, par value $0.01 per share. All of the shares issued and outstanding upon completion of the reorganization will be fully paid and nonassessable.

* * *

The following information hereby amends and replaces in its entirety the information in the first paragraph under the heading “Comparative Rights of Holders of Ascena Capital Stock and dressbarn Capital Stock—Capitalization—Rights of Holders of Ascena Common Stock” on page 27 of the proxy statement/prospectus:

Ascena’s second amended and restated certificate of incorporation authorizes Ascena to issue 360,000,000 shares of Ascena common stock, par value $0.01 per share, and 100,000 shares of Ascena preferred stock, par value $0.01 per share.

ANNEX V

Text of Amendment to Second Amended and Restated Certificate of Incorporation
of Ascena Retail Group, Inc.

CERTIFICATE OF AMENDMENT
OF
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ASCENA RETAIL GROUP, INC.

The undersigned corporation (the “Corporation”), in order to amend its Second Amended and Restated Certificate of Incorporation, hereby certifies as follows:

FIRST: The name of the Corporation is ASCENA RETAIL GROUP, INC.

SECOND: The Corporation hereby amends its Second Amended and Restated Certificate of Incorporation as follows:

The first paragraph of Section 4 of the Second Amended and Restated Certificate of Incorporation, relating to the total number of shares of stock for which the Corporation shall have the authority to issue, is hereby amended in its entirety and, as so amended, shall read as follows:

Section 4. The total authorized capital stock of the Corporation shall consist of the following classes of stock: (a) One Hundred Thousand (100,000) shares of preferred stock with a par value of one cent ($.01) per share (“Preferred Stock”); and (b) Three Hundred Sixty Million (360,000,000) shares of common stock with a par value of one cent ($.01) per share (“Common Stock”). Subject to the rights of the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of subsection (a) of this Section 4, the number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased.

THIRD: The written amendment effected herein was authorized by the written consent, setting forth the action so taken, of a majority of all of the outstanding shares entitled to vote thereon pursuant to Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Annex V-1